STATE TREASURY OF THE REPUBLIC OF POLAND

April 13, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS
The State Treasury of the Republic of Poland (CIK No. 0000079312)
Registration Statement under Schedule B (File No. 333-201910)

Ladies and Gentlemen:

On behalf of the State Treasury of the Republic of Poland (the “Republic”), I respectfully request acceleration of the effective date of the Republic’s Registration Statement under Schedule B, (File No. 333-201910), as amended, to 4:00 pm Eastern Time, on April 15, 2015 or as soon thereafter as practicable.

Many thanks for your assistance.

Yours faithfully,

/s/ Artur Radziwill

Name:	Artur Radziwill
Title:	Undersecretary of State in the Ministry of Finance,
Republic of Poland